UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On November 14, 2023, Versus Systems Inc. filed on SEDAR in Canada its Consolidated Financial Statements for the nine-month periods ended September 30, 2023 and 2022 and the related Management’s Discussion and Analysis for the nine-month periods ended September 30, 2023 and 2022, copies of which are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively. Also attached is a copy of the Form 52-109F2 – Certification of Interim Filings – CFO (IPO/RTO) furnished herewith as Exhibit 99.3 and Form 52-109F2 – Certification of Interim Filings – CEO (IPO/RTO) furnished herewith as Exhibit 99.4.

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the nine-month periods ended September 30, 2023 and 2022
99.2	Management’s Discussion and Analysis for the nine-month periods ended September 30, 2023 and 2022
99.3	52-109F2 – Certification of Interim Filings – CFO (IPO/RTP)
99.4	52-109F2 – Certification of Interim Filings – CEO (IPO/RTO)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: November 14, 2023	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

3